April 6, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Benjamin Richie
Jane Park

RE:	Emo Capital, Corp. (the “Company”)
Amendment No. 2 to Registration Statement on Form 10-12G/A
Filed April 3, 2023
File No. 000-54291

Ladies and Gentlemen:

In response to your comment letter dated March 30, 2023 issued to our regisgration Statement Form 10-12G/A Amendment No. 1 filed March 6, 2023, the Company filed a Form 10-12G/A Amendment No. 2 on April 3, 2023 addressing each of the comments in your letter.

We recieved your comments on our offering statement Form 1-A/A Amendment No. 1 and No. 2 issued on April 5, 2023, and because those comments can be applied to our registration statement 10-12G/A Amendment No. 2 filed April 3, 2023, the Company now provides this letter in support of our Form 10-12G/A Amendment No. 3 filed on April 6, 2023 explaining how each of the comments was addressed.

Comment #1 for Principal Products, Services, and Their Markets, page 31

"We note the reference in your revised disclosure to empirical data in the report of the European Consortium of the Organic-Based Fertilizers Industry (ECOFI). Please expand your disclosure to discuss the scope and design of the study and the empirical data referenced in the report that support your statements."

Response: [See updated page 6, 10-12G/A]

To avoid biasing potential investors and maintain objectivity in our presentation of the organic fertilizer product, we chose not to include information on the benefits of organic fertilizer as reported by the European Consortium of the Organic-Based Fertilizers Industry (ECOFI). Moreover, covering all the relevant details within a few paragraphs is unfeasible, as evidenced by a organic fertilizer research review paper published in a research journal (https://juniperpublishers.com/artoaj/ARTOAJ.MS.ID.556192.php), which cited 42 other papers.

We rephrased the "Principal Products, Services, and Their Markets" as following:

"The principal product will be organic fertilizer. An organic fertilizer is a plant fertilizer that is consequent from organic sources. Organic fertilizers vary from organic compost to manure, however they have to be derived from all-organic sources.

According to Vantage Market Research (https://www.vantagemarketresearch.com/industry-report/organic-fertilizers-market-1228), Global Organic Fertilizers Market is valued at USD 9.95 Billion in 2021 and estimated to reach a value of USD 22.13 Billion by 2028 at a CAGR of 12.1 % during the forecast period, 2022-2028. Rapidly Increasing Organic Farming Activities and Growing Awareness About its Benefits are the Major Factors Driving the Growth of Global Organic Fertilizer Market.

We intend to collect organic waste including livestock organic waste, food waste, and green waste for organic fertilizer production. To produce organic fertilizer, collected waste will be composted with the aid of yeasts. Yeasts are single-celled fungi, they are everywhere in nature and can perform many ecological functions, like breaking down dead plant tissue and encouraging root growth. The final organic product will be dried and packaged in bags for sale. The potential customers are farmers and big farming companies."

Comment #2 for Competition for the Company's current operations, page 33

"We note your reference to certain established organic fertilizer manufacturers in the U.S., such as Scotts Miracle-Gro, Mideastern BioAg, among others. Please clarify whether any of your competitors use naerobic digester facilities or similar methods to produce their organic fertilizer products."

Response: [See updated pages 2 and 6, 10-12G/A]

We added more information as below and anaerobic digester/digestion were added to the Glossary list.

"The majority of the organic fertilizer manufacturers mentioned above in the United States employ an anaerobic digestor or anaerobic digestion process to produce their products, except Sustane Natural Fertilizer that utilizes an aerobic composting approach."

Comment #3 for Market Opportunity for Organic Fertilizer, page 34

"We note your revised disclosure on page 34 that research and development may provide opportunities for the organic fertilizer market. Please balance your disclosure with equally prominent disclosure of the disadvantages of investing in research and development, such as that such efforts may also be costly and may take longer or may not to result in the expected opportunities and growth of the organic fertilizer industry."

Response: [See updated page 7, 10-12G/A]

We added and balanced the disclosure as you suggested. See below:

"... offering unique products that address specific customer needs and preferences. However, investing in research and development may also be costly and may take longer or may not to result in the expected opportunities and growth of the organic fertilizer industry. There is no guarantee that the research will result in successful products or opportunities. Organic fertilizer development is no exception, and there is a risk that significant investment will not result in profitable outcomes. There may be regulatory barriers to developing and marketing new organic fertilizers. Depending on the country or state, there may be specific requirements for organic certification, safety testing, and environmental impact assessments that can add significant costs and delays to the development process."

Comment #4 for Government Regulation, page 35

"We note your revised disclosure relating to government regulations applicable to the agriculture and fertilizer industry. Please expand your disclosure further to identify the governmental authorities and the laws and regulations relating to the manufacture, health and safety and environment that are relevant to your business."

Response: [See updated page 8, 10-12G/A]

We expanded the disclosure as you suggested. See below:

"... The listed below are the regulations, rules and directives of governmental authorities and agencies applicable to our business:

● U.S. Department of Agriculture (USDA) - Our product intended for sale is labeled as organic, therefore, it must first be approved by the National Organic Program of USDA's Agricultural Marketing Service (AMS). If our products cannot meet the standards, then the USDA organic seal may not be used on our products.

● U.S. Environmental Protection Agency (EPA) - For fertilizers that contain hazardous waste, EPA standards specify limits on the levels of heavy metals and other toxic compounds that may be contained in the fertilizer products. Our products must meet those specified limits on the levels of heavy metals.

● California Department of Food and Agriculture (CDFA) - We need to meet the requirements of the Fertilizing Materials Inspection Program of CDFA to ensure our fertilizing materials safe and effective.

● California Department of Resources Recycling and Recovery (CalRecycle) and California Regional Water Quality Control Board - We need to apply and obtain necessary solid waste facility permit and meet the waste discharge requirements to operate our business.

● California Air Resources Board (CARB) - Our business operation is regulated by the Clean Air Act. An air quality permit is required to build our organic fertilizer facility and to operate our business.

● California Occupational Safety and Health Act (Cal/OSHA) - We need to satisfy the requirements of Cal/OSHA to assure safe and healthful working conditions for our employees. "

If you have any questions regarding the amendments, please do not hesitate to call J. Adam Guo, the Company’s President, at (661) 519-5708.

Very truly yours,

Emo Capital, Corp.

By: /s/ J. Adam Guo

Name: J. Adam Guo

Title: President/Chief Executive Officer